AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998

Pretax income (loss)	$ 73,143	$ 51,244	$130,350	($ 12,751)	($ 77,298)	$223,307	$203,489
Minority interest in
subsidiaries having fixed
charges (*)	19,952	15,704	33,839	43,187	44,961	48,780	55,646
Less undistributed equity in
(earnings) losses of investees	(4,574)	7,827	13,830	25,462	142,230	32,156	17,997
Fixed charges:
Interest on annuities	155,707	146,541	300,966	294,654	293,171	262,632	261,666
Interest expense	27,845	28,772	60,271	60,616	67,638	64,544	58,925
Debt discount (premium) and
expense	912	407	879	1,072	763	(129)	(504)
One-third of rentals	8,241	8,450	16,483	16,900	13,963	12,226	11,883

EARNINGS	$281,226	$258,945	$556,618	$429,140	$485,428	$643,516	$609,102

Fixed charges:
Interest on annuities	$155,707	$146,541	$300,966	$294,654	$293,171	$262,632	$261,666
Interest expense	27,845	28,772	60,271	60,616	67,638	64,544	58,925
Debt discount (premium) and
expense	912	407	879	1,072	763	(129)	(504)
One-third of rentals	8,241	8,450	16,483	16,900	13,963	12,226	11,883
Pretax preferred dividend
requirements of
subsidiaries	14,960	13,874	28,184	32,296	35,648	36,566	37,628

FIXED CHARGES	$207,665	$198,044	$406,783	$405,538	$411,183	$375,839	$369,598

Ratio of Earnings to
Fixed Charges	1.35	1.31	1.37	1.06	1.18	1.71	1.65

Earnings in Excess of
Fixed Charges	$ 73,561	$ 60,901	$149,835	$ 23,602	$ 74,245	$267,677	$239,504

(*) Amounts include subsidiary preferred dividends and accrued distributions on trust preferred securities.

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